TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Financial results

Consolidated vehicle unit sales in Japan and overseas increased by 585 thousand units, or 14.1%, to 4,744 thousand units in FY2024 first half (the first half ended September 30, 2023) compared with FY2023 first half (the first half ended September 30, 2022). Vehicle unit sales in Japan increased by 202 thousand units, or 23.3%, to 1,072 thousand units in FY2024 first half compared with FY2023 first half. Overseas vehicle unit sales increased by 382 thousand units, or 11.6%, to 3,672 thousand units in FY2024 first half compared with FY2023 first half.

The results of operations for FY2024 first half were as follows:

Sales revenues	¥21,981.6 billion	(an increase of ¥4,272.2 billion or 24.1% compared with FY2023 first half)

Operating income	¥2,559.2 billion	(an increase of ¥1,417.8 billion or 124.2% compared with FY2023 first half)

Income before income taxes	¥3,521.5 billion	(an increase of ¥1,687.2 billion or 92.0% compared with FY2023 first half)

Net income attributable to Toyota Motor Corporation	¥2,589.4 billion	(an increase of ¥1,418.3 billion or 121.1% compared with FY2023 first half)

The changes in operating income were as follows:

Marketing efforts	an increase of ¥1,290.0 billion

Effects of changes in exchange rates	an increase of ¥260.0 billion

Cost reduction efforts	a decrease of ¥110.0 billion

Increase or decrease in expenses and expense reduction efforts	a decrease of ¥220.0 billion

Other	an increase of ¥197.8 billion

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Segment operating results

(i)	Automotive:

Sales revenues for the automotive operations increased by ¥4,036.2 billion, or 25.0%, to ¥20,165.3 billion in FY2024 first half compared with FY2023 first half, and operating income increased by ¥1,344.3 billion, or 148.9%, to ¥2,247.2 billion in FY2024 first half compared with FY2023 first half. The increase in operating income was mainly due to marketing efforts.

(ii)	Financial services:

Sales revenues for the financial services operations increased by ¥264.9 billion, or 19.5%, to ¥1,621.3 billion in FY2024 first half compared with FY2023 first half, and operating income increased by ¥45.9 billion, or 23.1%, to ¥244.9 billion in FY2024 first half compared with FY2023 first half. The increase in operating income was mainly due to decrease in valuation losses on interest rate swaps stated at fair value in sales finance subsidiaries in the United States.

(iii)	All other:

Sales revenues for all other businesses increased by ¥92.2 billion, or 17.3%, to ¥625.6 billion in FY2024 first half compared with FY2023 first half, and operating income increased by ¥41.1 billion, or 106.2%, to ¥79.8 billion in FY2024 first half compared with FY2023 first half.

TOYOTA MOTOR CORPORATION

Analysis of Results of Operations

Geographic information

(i)	Japan:

Sales revenues in Japan increased by ¥2,320.3 billion, or 28.3%, to ¥10,510.3 billion in FY2024 first half compared with FY2023 first half, and operating income increased by ¥723.1 billion, or 84.3%, to ¥1,581.0 billion in FY2024 first half compared with FY2023 first half. The increase in operating income was mainly due to marketing efforts and the effects of changes in exchange rates.

(ii)	North America:

Sales revenues in North America increased by ¥1,722.7 billion, or 25.1%, to ¥8,596.2 billion in FY2024 first half compared with FY2023 first half, and operating income increased by ¥360.1 billion, to ¥289.1 billion in FY2024 first half compared with FY2023 first half. The increase in operating income was mainly due to marketing efforts and cost reduction efforts.

(iii)	Europe:

Sales revenues in Europe increased by ¥746.1 billion, or 39.0%, to ¥2,658.4 billion in FY2024 first half compared with FY2023 first half, and operating income increased by ¥228.3 billion, to ¥182.3 billion in FY2024 first half compared with FY2023 first half. The increase in operating income was mainly due to marketing efforts and the effect of recording a loss of ¥96.9 billion in FY2023 first half from terminating vehicle production in Russia.

(iv)	Asia:

Sales revenues in Asia increased by ¥362.1 billion, or 9.2%, to ¥4,311.1 billion in FY2024 first half compared with FY2023 first half, and operating income increased by ¥19.4 billion, or 5.0%, to ¥411.1 billion in FY2024 first half compared with FY2023 first half. The increase in operating income was mainly due to marketing efforts and cost reduction efforts.

(v)	Other (Central and South America, Oceania, Africa and the Middle East):

Sales revenues in other regions increased by ¥453.4 billion, or 26.1%, to ¥2,189.7 billion in FY2024 first half compared with FY2023 first half, and operating income increased by ¥79.7 billion, or 72.6%, to ¥189.6 billion in FY2024 first half compared with FY2023 first half. The increase in operating income was mainly due to marketing efforts.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Financial Position

		Yen in millions
	Notes	March 31, 2023	September 30, 2023
Assets
Current assets
Cash and cash equivalents		7,516,966	7,926,063
Trade accounts and other receivables		3,586,130	3,738,439
Receivables related to financial services		8,279,806	9,964,278
Other financial assets		1,715,675	3,494,692
Inventories		4,255,614	4,749,878
Income tax receivable		218,704	182,247
Other current assets		886,885	996,842

Total current assets		26,459,781	31,052,438

Non-current assets
Investments accounted for using the equity method		5,227,345	5,570,443
Receivables related to financial services		16,491,045	19,118,129
Other financial assets		10,556,431	11,185,272
Property, plant and equipment
Land		1,426,370	1,443,141
Buildings		5,464,811	5,718,603
Machinery and equipment		14,796,619	15,847,591
Vehicles and equipment on operating leases		6,774,427	7,383,194
Construction in progress		846,866	1,004,753

Total property, plant and equipment, at cost		29,309,093	31,397,283

Less - Accumulated depreciation and impairment losses		(16,675,119)	(17,777,602)

Total property, plant and equipment, net		12,633,974	13,619,681

Right of use assets		491,368	514,696
Intangible assets		1,249,122	1,309,946
Deferred tax assets		387,427	441,902
Other non-current assets		806,687	848,884

Total non-current assets		47,843,399	52,608,953

Total assets		74,303,180	83,661,391

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Financial Position

		Yen in millions
	Notes	March 31, 2023	September 30, 2023
Liabilities
Current liabilities
Trade accounts and other payables		4,986,309	5,227,888
Short-term and current portion of long-term debt		12,305,639	14,068,253
Accrued expenses		1,552,345	1,599,860
Other financial liabilities		1,392,397	1,560,246
Income taxes payable		404,606	651,446
Liabilities for quality assurance		1,686,357	1,839,034
Other current liabilities		1,632,063	1,958,229

Total current liabilities		23,959,715	26,904,958

Non-current liabilities
Long-term debt		17,074,634	19,330,739
Other financial liabilities		533,710	626,909
Retirement benefit liabilities		1,065,508	1,126,636
Deferred tax liabilities		1,802,346	2,120,186
Other non-current liabilities		603,052	699,195

Total non-current liabilities		21,079,251	23,903,665

Total liabilities		45,038,967	50,808,623

Shareholders’ equity
Common stock		397,050	397,050
Additional paid-in capital		498,728	498,052
Retained earnings		28,343,296	30,747,689
Other components of equity		2,836,195	4,102,743
Treasury stock		(3,736,562)	(3,852,421)

Total Toyota Motor Corporation shareholders’ equity		28,338,706	31,893,112

Non-controlling interests		925,507	959,656

Total shareholders’ equity		29,264,213	32,852,768

Total liabilities and shareholders’ equity		74,303,180	83,661,391

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Income

		Yen in millions
	Notes	For the first half ended September 30, 2022	For the first half ended September 30, 2023
Sales revenues
Sales of products	VIII	16,363,930	20,383,442
Financial services	VIII	1,345,419	1,598,175

Total sales revenues	VIII	17,709,348	21,981,617

Costs and expenses
Cost of products sold		14,049,248	16,542,695
Cost of financial services		845,222	1,006,082
Selling, general and administrative		1,673,434	1,873,546

Total costs and expenses		16,567,905	19,422,323

Operating income		1,141,444	2,559,294

Share of profit (loss) of investments accounted for using the equity method		304,623	378,530
Other finance income		197,354	337,941
Other finance costs		(70,350)	(44,300)
Foreign exchange gain (loss), net		291,455	299,376
Other income (loss), net		(30,250)	(9,314)

Income before income taxes		1,834,276	3,521,525

Income tax expense		614,720	874,004

Net income		1,219,556	2,647,521

Net income attributable to
Toyota Motor Corporation		1,171,084	2,589,428
Non-controlling interests		48,472	58,093

Net income		1,219,556	2,647,521

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic and Diluted	IX	85.42	191.26

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

		Yen in millions
	Notes	For the first half ended September 30, 2022	For the first half ended September 30, 2023
Net income		1,219,556	2,647,521
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		26,178	376,618
Remeasurements of defined benefit plans		(8,696)	(5,201)
Share of other comprehensive income of equity method investees		(80,105)	178,815

Total of items that will not be reclassified to profit (loss)		(62,622)	550,232

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations		1,243,648	944,115
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(183,228)	(64,377)
Share of other comprehensive income of equity method investees		237,212	167,894

Total of items that may be reclassified subsequently to profit (loss)		1,297,631	1,047,633

Total other comprehensive income, net of tax		1,235,009	1,597,865

Comprehensive income		2,454,565	4,245,386

Comprehensive income for the period attributable to
Toyota Motor Corporation		2,371,417	4,145,722
Non-controlling interests		83,147	99,664

Comprehensive income		2,454,565	4,245,386

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Income

		Yen in millions
	Notes	For the second quarter ended September 30, 2022	For the second quarter ended September 30, 2023
Sales revenues
Sales of products	VIII	8,519,475	10,597,988
Financial services	VIII	698,757	836,798

Total sales revenues	VIII	9,218,232	11,434,786

Costs and expenses
Cost of products sold		7,349,121	8,501,716
Cost of financial services		445,382	563,134
Selling, general and administrative		860,940	931,543

Total costs and expenses		8,655,443	9,996,392

Operating income		562,789	1,438,394

Share of profit (loss) of investments accounted for using the equity method		133,554	185,174
Other finance income		71,561	147,813
Other finance costs		(50,988)	(20,961)
Foreign exchange gain (loss), net		108,196	52,600
Other income (loss), net		(12,583)	(2,047)

Income before income taxes		812,528	1,800,972

Income tax expense		351,225	480,341

Net income		461,303	1,320,631

Net income attributable to
Toyota Motor Corporation		434,264	1,278,056
Non-controlling interests		27,040	42,575

Net income		461,303	1,320,631

		Yen
Earnings per share attributable to Toyota Motor Corporation
Basic and Diluted	IX	31.73	94.51

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Income and

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

Unaudited Condensed Quarterly Consolidated Statement of Comprehensive Income

		Yen in millions
	Notes	For the second quarter ended September 30, 2022	For the second quarter ended September 30, 2023
Net income		461,303	1,320,631
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(15,435)	1,584
Remeasurements of defined benefit plans		(5,168)	(2,127)
Share of other comprehensive income of equity method investees		(20,100)	117,892

Total of items that will not be reclassified to profit (loss)		(40,703)	117,349

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations		325,505	183,933
Net changes in revaluation of financial assets measured at fair value through other comprehensive income		(95,968)	(56,773)
Share of other comprehensive income of equity method investees		116,117	126,358

Total of items that may be reclassified subsequently to profit (loss)		345,653	253,519

Total other comprehensive income, net of tax		304,951	370,868

Comprehensive income		766,254	1,691,499

Comprehensive income for the period attributable to
Toyota Motor Corporation		736,238	1,645,123
Non-controlling interests		30,016	46,376

Comprehensive income		766,254	1,691,499

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Changes in Equity

For the first half ended September 30, 2022

		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2022		397,050	498,575	26,453,126	2,203,254	(3,306,037)	26,245,969	908,851	27,154,820

Comprehensive income
Net income		—	—	1,171,084	—	—	1,171,084	48,472	1,219,556
Other comprehensive income, net of tax		—	—	—	1,200,334	—	1,200,334	34,675	1,235,009

Total comprehensive income		—	—	1,171,084	1,200,334	—	2,371,417	83,147	2,454,565

Transactions with owners and other
Dividends paid	VII	—	—	(385,792)	—	—	(385,792)	(69,506)	(455,299)
Repurchase of treasury stock		—	—	—	—	(195,545)	(195,545)	—	(195,545)
Reissuance of treasury stock		—	334	—	—	573	907	—	907
Equity transactions and other		—	297	—	—	—	297	602	899

Total transactions with owners and other		—	631	(385,792)	—	(194,972)	(580,134)	(68,905)	(649,038)

Reclassification to retained earnings		—	—	66,577	(66,577)	—	—	—	—

Balances at September 30, 2022		397,050	499,206	27,304,994	3,337,011	(3,501,009)	28,037,253	923,094	28,960,346

For the first half ended September 30, 2023
		Yen in millions
	Notes	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non-controlling interests	Total shareholders’ equity
Balances at April 1, 2023		397,050	498,728	28,343,296	2,836,195	(3,736,562)	28,338,706	925,507	29,264,213

Comprehensive income
Net income		—	—	2,589,428	—	—	2,589,428	58,093	2,647,521
Other comprehensive income, net of tax		—	—	—	1,556,294	—	1,556,294	41,571	1,597,865

Total comprehensive income		—	—	2,589,428	1,556,294	—	4,145,722	99,664	4,245,386

Transactions with owners and other
Dividends paid	VII	—	—	(474,781)	—	—	(474,781)	(74,812)	(549,593)
Repurchase of treasury stock		—	—	—	—	(116,507)	(116,507)	—	(116,507)
Reissuance of treasury stock		—	263	—	—	649	911	—	911
Equity transactions and other		—	(939)	—	—	—	(939)	9,296	8,358

Total transactions with owners and other		—	(676)	(474,781)	—	(115,858)	(591,316)	(65,516)	(656,831)

Reclassification to retained earnings		—	—	289,746	(289,746)	—	—	—	—

Balances at September 30, 2023		397,050	498,052	30,747,689	4,102,743	(3,852,421)	31,893,112	959,656	32,852,768

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Quarterly Consolidated Statement of Cash Flows

		Yen in millions
	Notes	For the first half ended September 30, 2022	For the first half ended September 30, 2023
Cash flows from operating activities
Net income		1,219,556	2,647,521
Depreciation and amortization		1,016,123	1,019,961
Interest income and interest costs related to financial services, net		(355,403)	(367,298)
Share of profit (loss) of investments accounted for using the equity method		(304,623)	(378,530)
Income tax expense		614,720	874,004
Changes in operating assets and liabilities, and other		(398,273)	(1,899,459)
Interest received		677,731	1,038,446
Dividends received		355,592	463,630
Interest paid		(229,205)	(482,012)
Income taxes paid, net of refunds		(937,422)	(638,183)

Net cash provided by (used in) operating activities		1,658,797	2,278,079

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others		(733,675)	(847,498)
Additions to equipment leased to others		(930,723)	(1,298,943)
Proceeds from sales of fixed assets excluding equipment leased to others		21,016	67,703
Proceeds from sales of equipment leased to others		876,929	932,990
Additions to intangible assets		(160,772)	(147,974)
Additions to public and corporate bonds and stocks		(659,075)	(1,014,675)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds		744,952	1,215,728
Other, net	X	58,857	(1,558,924)

Net cash provided by (used in) investing activities		(782,490)	(2,651,591)

Cash flows from financing activities
Increase (decrease) in short-term debt		121,280	278,309
Proceeds from long-term debt		4,574,105	5,261,465
Payments of long-term debt		(4,444,965)	(4,328,396)
Dividends paid to Toyota Motor Corporation common shareholders	VII	(385,792)	(474,781)
Dividends paid to non-controlling interests		(69,506)	(74,812)
Reissuance (repurchase) of treasury stock		(195,545)	(116,507)
Other, net		—	8,758

Net cash provided by (used in) financing activities		(400,424)	554,035

Effect of exchange rate changes on cash and cash equivalents		390,632	228,573

Net increase (decrease) in cash and cash equivalents		866,514	409,097

Cash and cash equivalents at beginning of period		6,113,655	7,516,966

Cash and cash equivalents at end of period		6,980,169	7,926,063

The accompanying notes are an integral part of these condensed quarterly consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

I.	Reporting entity

Toyota Motor Corporation (“TMC”) is a limited liability, joint-stock company located in Japan, and TMC’s principal executive offices are registered in Toyota City, Aichi Prefecture. For the first half and second quarter ended September 30, 2023, the condensed quarterly consolidated financial statements of the group consist of TMC, its consolidated subsidiaries (collectively, “Toyota”) and their interests in associates and joint ventures.

Toyota and its associates are primarily engaged in the design, manufacture, and sale of sedans, minivans, compact cars, SUVs, trucks and related parts and accessories throughout the world. In addition, Toyota and its associates provide financing, vehicle leasing and certain other financial services primarily to its dealers and their customers to support the sales of vehicles and other products manufactured by Toyota and its associates.

II.	Basis of preparation

1. Compliance with international financial reporting standards

Toyota’s condensed quarterly consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed quarterly consolidated financial statements should be read in conjunction with Toyota’s consolidated financial statements for the fiscal year ended March 31, 2023, since the condensed quarterly consolidated financial statements do not include all the information required in the annual consolidated financial statements, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The condensed quarterly consolidated financial statements were approved on November 1, 2023 by the Board of Directors.

2. Basis of measurement

Toyota’s condensed quarterly consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities measured at fair value and assets and liabilities associated with defined benefit plans.

3. Functional currency and presentation currency

The condensed quarterly consolidated financial statements are presented in Japanese yen, which is the functional currency of TMC. All financial information presented in Japanese yen has been rounded to the nearest million Japanese yen, except when otherwise indicated. Amounts may not sum to totals due to rounding.

III.	Material accounting policies

Toyota’s condensed quarterly consolidated financial statements are prepared based on the same accounting policies as those applied and described in the consolidated financial statements for the fiscal year ended March 31, 2023.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

IV.	Significant accounting judgments and estimates

The preparation of the condensed quarterly consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies, the reported amounts of assets, liabilities, revenue and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates. These estimates and underlying assumptions are reviewed on a continuous basis. Changes in these accounting estimates are recognized in the period in which the estimates were revised and in any future periods affected.

The condensed quarterly consolidated financial statements are prepared based on generally the same judgments and estimations as those applied and described in Toyota’s consolidated financial statements for the fiscal year ended March 31, 2023.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

V.	Segment information

1. Outline of reporting segments

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, SUVs, trucks and related parts and accessories. The Financial services segment consists primarily of financing and vehicle leasing operations to assist in the merchandising of Toyota’s products as well as other products. The All other segment includes telecommunications and other businesses.

2. Segment operating results

For the first half ended September 30, 2022:

	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	16,109,561	1,345,419	254,369	—	17,709,348
Inter-segment revenues and transfers	19,522	10,970	279,069	(309,562)	—

Total	16,129,083	1,356,388	533,439	(309,562)	17,709,348
Operating expenses	15,226,094	1,157,451	494,744	(310,384)	16,567,905

Operating income	902,989	198,937	38,695	822	1,141,444

For the first half ended September 30, 2023:
	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	20,131,829	1,598,175	251,613	—	21,981,617
Inter-segment revenues and transfers	33,479	23,191	374,053	(430,723)	—

Total	20,165,308	1,621,366	625,666	(430,723)	21,981,617
Operating expenses	17,918,009	1,376,466	545,862	(418,014)	19,422,323

Operating income	2,247,299	244,900	79,804	(12,709)	2,559,294

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

For the second quarter ended September 30, 2022:

	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	8,392,069	698,757	127,406	—	9,218,232
Inter-segment revenues and transfers	16,910	5,507	143,672	(166,089)	—

Total	8,408,979	704,264	271,078	(166,089)	9,218,232
Operating expenses	7,955,249	619,840	250,760	(170,406)	8,655,443

Operating income	453,731	84,424	20,318	4,317	562,789

For the second quarter ended September 30, 2023:
	Yen in millions
	Automotive	Financial services	All other	Elimination	Consolidated
Sales revenues
Revenues from external customers	10,462,045	836,798	135,943	—	11,434,786
Inter-segment revenues and transfers	15,319	9,388	183,280	(207,987)	—

Total	10,477,363	846,186	319,223	(207,987)	11,434,786
Operating expenses	9,175,703	748,579	279,645	(207,534)	9,996,392

Operating income	1,301,661	97,608	39,578	(453)	1,438,394

Accounting policies applied by each segment are in conformity with those of Toyota’s condensed quarterly consolidated financial statements. Transfers between industry segments are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

3. Geographic information

For the first half ended September 30, 2022:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	3,973,602	6,719,009	1,819,181	3,498,495	1,699,061	—	17,709,348
Inter-segment revenues and transfers	4,216,356	154,498	93,204	450,520	37,254	(4,951,832)	—

Total	8,189,958	6,873,507	1,912,385	3,949,015	1,736,315	(4,951,832)	17,709,348
Operating expenses	7,332,030	6,944,539	1,958,366	3,557,368	1,626,398	(4,850,796)	16,567,905

Operating income (loss)	857,927	(71,031)	(45,981)	391,647	109,917	(101,036)	1,141,444

For the first half ended September 30, 2023:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	5,158,456	8,454,796	2,575,613	3,724,613	2,068,138	—	21,981,617
Inter-segment revenues and transfers	5,351,855	141,487	82,875	586,572	121,647	(6,284,436)	—

Total	10,510,310	8,596,283	2,658,488	4,311,185	2,189,785	(6,284,436)	21,981,617
Operating expenses	8,929,231	8,307,132	2,476,089	3,900,067	2,000,101	(6,190,298)	19,422,323

Operating income	1,581,079	289,151	182,399	411,119	189,684	(94,138)	2,559,294

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

For the second quarter ended September 30, 2022:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	2,064,560	3,456,159	895,413	1,922,154	879,946	—	9,218,232
Inter-segment revenues and transfers	2,225,630	67,445	43,932	231,197	27,647	(2,595,851)	—

Total	4,290,191	3,523,603	939,345	2,153,351	907,593	(2,595,851)	9,218,232
Operating expenses	3,769,028	3,609,234	1,004,938	1,974,433	843,512	(2,545,701)	8,655,443

Operating income (loss)	521,163	(85,630)	(65,593)	178,918	64,081	(50,150)	562,789

For the second quarter ended September 30, 2023:
	Yen in millions
	Japan	North America	Europe	Asia	Other	Elimination	Consolidated
Sales revenues
Revenues from external customers	2,570,275	4,429,081	1,320,159	2,021,702	1,093,567	—	11,434,786
Inter-segment revenues and transfers	2,834,481	75,128	39,262	324,904	71,574	(3,345,350)	—

Total	5,404,757	4,504,209	1,359,422	2,346,607	1,165,141	(3,345,350)	11,434,786
Operating expenses	4,525,627	4,334,716	1,260,113	2,121,690	1,060,865	(3,306,618)	9,996,392

Operating income	879,130	169,493	99,309	224,917	104,276	(38,732)	1,438,394

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

The above amounts are aggregated by region based on the location of the country where TMC or consolidated subsidiaries are located. Transfers between geographic areas are made in accordance with terms and conditions in the ordinary course of business.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

4. Sales revenues by location of external customers

In addition to the disclosure requirements under IFRS, Toyota discloses this information in order to provide financial statements users with valuable information.

	Yen in millions
	For the first half ended September 30,
	2022	2023
Japan	2,903,012	3,775,930
North America	6,726,406	8,474,279
Europe	1,766,966	2,508,640
Asia	3,570,439	3,826,384
Other	2,742,526	3,396,385

Total	17,709,348	21,981,617

	Yen in millions
	For the second quarter ended September 30,
	2022	2023
Japan	1,527,138	1,887,446
North America	3,451,542	4,442,356
Europe	894,259	1,282,646
Asia	1,958,074	2,039,445
Other	1,387,219	1,782,892

Total	9,218,232	11,434,786

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VI.	Fair value measurements

1. Definition of fair value hierarchy

In accordance with IFRS, Toyota classifies fair value measurement into the following three levels based on the observability and significance of the inputs used.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Fair value measurement based on inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3:	Fair value measurement based on models using unobservable inputs for the assets or liabilities

2. Method of fair value measurement

The fair value of assets and liabilities is determined using relevant market information and appropriate valuation methods.

The methods and assumptions for measuring the fair value of assets and liabilities are as follows:

(1) Cash and cash equivalents -

Cash equivalents include money market funds and other investments with original maturities of three months or less. In the normal course of business, substantially all cash and cash equivalents and time deposits are highly liquid and are carried at amounts which approximate fair value due to their short duration.

(2) Trade accounts and other receivables and Trade accounts and other payables -

These receivables and payables are carried at amounts which approximate fair value due to their short duration.

(3) Receivables related to financial services -

The fair value of receivables related to financial services is estimated by discounting expected cash flows to present value using internal assumptions, including prepayment speeds, expected credit losses and collateral value.

As unobservable inputs are utilized, the fair value of receivables related to financial services is classified as Level 3.

(4) Other financial assets -

(Public and corporate bonds)

Public and corporate bonds include government bonds. Japanese bonds and foreign bonds, including U.S., European and other bonds, represent 30% and 70% (as of March 31, 2023) and 30% and 70% (as of September 30, 2023) of public and corporate bonds, respectively. Toyota primarily uses quoted market prices for identical assets to measure the fair value of these securities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(Stocks)

Listed stocks on the Japanese stock markets represent 86% (as of March 31, 2023) and 84% (as of September 30, 2023) of stocks that Toyota holds. Toyota primarily uses quoted market prices for identical assets to measure fair value of these securities. Therefore, stocks with an active market are classified as Level 1.

Fair value of stocks with no active market is measured by using the market approach or other appropriate methods. Therefore, stocks with no active market are thus classified as Level 3.

Price book-value ratios (“PBR”) of comparable companies, discount ratios of discounted cash flow valuation method and others are the significant unobservable inputs relating to the fair value measurement of stocks classified as Level 3. The fair value increases (decreases) as PBR of a comparable company rises (declines) or the discount rate declines (rises). The estimated increase or decrease in fair value of stocks if the unobservable inputs were to be replaced by other reasonable alternative assumptions are not significant.

These estimates are based on valuation methods that are considered appropriate in each case. The significant assumptions involved in the estimations include the financial condition and future prospects and trends of the investees and the outcome of the referenced transactions. Due to the uncertain nature of these assumptions or by using different assumptions and estimates, the fair value may be impacted materially.

The shares classified as Level 3 are measured by the responsible department using quarterly available information in accordance with Toyota’s consolidated financial accounting policies and reported to the supervisors along with the basis of the change in fair value.

(5) Derivative financial instruments -

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified as Level 2. In other certain cases when market data are not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified as Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

(6) Short-term and long-term debt -

The fair values of short-term and long-term debt including the current portion, except for secured loans provided by securitization transactions using special-purpose entities (“Loans Based on Securitization”), are estimated based on the discounted amounts of future cash flows using Toyota’s current borrowing rates for similar liabilities. As these inputs are observable, the fair value of these debts is classified as Level 2.

The fair values of the Loans Based on Securitization are primarily estimated based on current market rates and credit spreads for debt with similar maturities. Internal assumptions including prepayment speeds and expected credit losses are used to estimate the timing of cash flows to be paid on the underlying securitized assets. In cases where these valuations utilize unobservable inputs, the fair value of the Loans Based on Securitization is classified as Level 3.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

3. Financial instrument measured at fair value on recurring basis

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis. Transfers between levels of the fair value are recognized at the date of the event or change in circumstances that caused the transfer:

	Yen in millions
	March 31, 2023
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	98,458	88,989	6,369	193,816
Stocks	—	—	168,214	168,214
Derivative financial instruments	—	610,340	—	610,340
Other	334,071	161,981	—	496,052

Total	432,529	861,310	174,583	1,468,422

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	3,976,333	2,405,823	26,963	6,409,119
Stocks	3,214,720	—	199,060	3,413,780
Other	7,838	—	—	7,838

Total	7,198,891	2,405,823	226,023	9,830,736

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(456,257)	—	(456,257)

Total	—	(456,257)	—	(456,257)

	Yen in millions
	September 30, 2023
	Level 1	Level 2	Level 3	Total
Other financial assets:
Financial assets measured at fair value through profit or loss
Public and corporate bonds	99,975	98,591	7,111	205,677
Stocks	—	—	198,752	198,752
Derivative financial instruments	—	701,211	—	701,211
Other	368,949	224,589	—	593,537

Total	468,924	1,024,390	205,863	1,699,177

Financial assets measured at fair value through other comprehensive income
Public and corporate bonds	4,094,536	2,702,624	22,980	6,820,140
Stocks	3,462,031	—	181,923	3,643,954
Other	9,233	—	—	9,233

Total	7,565,800	2,702,624	204,903	10,473,327

Other financial liabilities:
Financial liabilities measured at fair value through profit or loss
Derivative financial instruments	—	(625,694)	—	(625,694)

Total	—	(625,694)	—	(625,694)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

4. Changes in financial instruments classified as level 3 and measured at fair value on recurring basis

The following table summarizes the changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the periods ended September 30, 2022 and 2023:

	Yen in millions
	For the first half ended September 30, 2022
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	21,852	319,294	—	341,146
Total gains (losses)
Net income (loss)	(142)	24,331	—	24,190
Other comprehensive income (loss)	—	7,354	—	7,354
Purchases and issuances	—	6,004	—	6,004
Sales and settlements	(1,548)	(2,679)	—	(4,226)
Transfer to (from) Level 3	(451)	—	—	(451)
Others	11,861	29,957	—	41,818

Balance at end of period	31,572	384,262	—	415,835

	Yen in millions
	For the first half ended September 30, 2023
	Public and corporate bonds	Stocks	Derivative financial instruments	Total
Balance at beginning of year	33,332	367,274	—	400,606
Total gains (losses)
Net income (loss)	(88)	18,453	—	18,364
Other comprehensive income (loss)	—	(1,829)	—	(1,829)
Purchases and issuances	476	7,636	—	8,112
Sales and settlements	(3,118)	(409)	—	(3,527)
Transfer to (from) Level 3	490	—	—	490
Others	(1,000)	(10,450)	—	(11,450)

Balance at end of period	30,091	380,674	—	410,766

Net income (loss) in public and corporate bonds, stocks and derivative financial instruments, other than transactions related to financial services, are each included in “Other finance income” and “Other finance costs” in the accompanying condensed quarterly consolidated statement of income. Transactions related to financial services are included in each of “Sales revenues - Financial services” and “Cost of financial services” in the condensed quarterly consolidated statement of income.

In the reconciliation table above, derivative financial instruments are presented as net of assets and liabilities.

“Others” includes foreign currency translation adjustments for the first half ended September 30, 2022 and 2023.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

5. Financial assets and liabilities measured at amortized cost

The following table summarizes the carrying amount and the fair value of financial assets and liabilities measured on an amortized cost basis:

	Yen in millions
	March 31, 2023
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	24,770,851	—	—	24,741,916	24,741,916
Interest-bearing liabilities
Long-term debt (Including current portion)	24,333,981	—	18,598,205	5,149,410	23,747,616

	Yen in millions
	September 30, 2023
	Carrying amount	Fair value
		Level 1	Level 2	Level 3	Total
Receivables related to financial services	29,082,407	—	—	29,022,412	29,022,412
Interest-bearing liabilities
Long-term debt (Including current portion)	27,649,734	—	21,064,246	5,804,833	26,869,080

Of financial assets and liabilities that are measured on an amortized cost basis, those with carrying values that approximate fair value are excluded from the table above.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VII.	Dividends

The paid dividend amounts are as follows:

For the first half ended September 30, 2022

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 11, 2022	Common shares	385,792	28.00	March 31, 2022	May 27, 2022

For the first half ended September 30, 2023

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on May 10, 2023	Common shares	474,781	35.00	March 31, 2023	May 26, 2023

Dividends of which the record date falls within the first half ended September 30, and the effective date is after the first half ended September 30 are as follows:

For the first half ended September 30, 2022

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on November 1, 2022	Common shares	342,187	25.00	September 30, 2022	November 22, 2022

For the first half ended September 30, 2023

Resolution	Type of shares	Total amount of dividends (yen in millions)	Dividend per share (yen)	Record date	Effective date
The Board of Directors Meeting on November 1, 2023	Common shares	405,416	30.00	September 30, 2023	November 22, 2023

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

VIII.	Sales revenues

The table below shows Toyota’s sales revenues from external customers by business and by product category.

	Yen in millions
	For the first half ended September 30,
	2022	2023
Sales of products
Automotive
Vehicles	13,502,726	17,238,673
Parts and components for production	849,493	845,780
Parts and components for after service	1,378,898	1,539,364
Other	378,443	508,011

Total automotive	16,109,561	20,131,829
All other	254,369	251,613

Total sales of products	16,363,930	20,383,442
Financial services	1,345,419	1,598,175

Total sales revenues	17,709,348	21,981,617

	Yen in millions
	For the second quarter ended September 30,
	2022	2023
Sales of products
Automotive
Vehicles	7,048,599	9,029,212
Parts and components for production	439,996	410,499
Parts and components for after service	722,627	804,923
Other	180,847	217,411

Total automotive	8,392,069	10,462,045
All other	127,406	135,943

Total sales of products	8,519,475	10,597,988
Financial services	698,757	836,798

Total sales revenues	9,218,232	11,434,786

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

IX.	Earnings per share

Reconciliation of the difference between basic and diluted earnings per share attributable to Toyota Motor Corporation are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Earnings per share attributable to Toyota Motor Corporation
For the first half ended September 30, 2022
Net income attributable to Toyota Motor Corporation	1,171,084

Basic and Diluted earnings per share attributable to Toyota Motor Corporation	1,171,084	13,710,052	85.42

For the first half ended September 30, 2023
Net income attributable to Toyota Motor Corporation	2,589,428

Basic and Diluted earnings per share attributable to Toyota Motor Corporation	2,589,428	13,539,126	191.26

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Earnings per share attributable to Toyota Motor Corporation
For the second quarter ended September 30, 2022
Net income attributable to Toyota Motor Corporation	434,264

Basic and Diluted earnings per share attributable to Toyota Motor Corporation	434,264	13,687,535	31.73

For the second quarter ended September 30, 2023
Net income attributable to Toyota Motor Corporation	1,278,056

Basic and Diluted earnings per share attributable to Toyota Motor Corporation	1,278,056	13,522,589	94.51

“Diluted earnings per share attributable to Toyota Motor Corporation” equals “Basic earnings per share attributable to Toyota Motor Corporation” for both the first halves and the second quarters ended September 30, 2022 and 2023, because there were no potential dilutive shares during such periods.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

X.	Supplemental cash flow information

“Other, net” in cash flows from investing activities includes a net decrease in time deposits of ¥283,954 million and a net increase in time deposits of ¥1,352,870 million for the first half ended September 30, 2022 and 2023, respectively.

XI.	Contingencies

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments.

The maximum potential amount of future payments as of September 30, 2023 is ¥3,640,409 million. Liabilities for guarantees totaling ¥15,035 million have been provided as of September 30, 2023. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

Toyota and other automakers have been named in certain class actions filed in Mexico, Australia, Israel, Brazil and Argentina relating to Takata airbag issues. The actions in Israel, Brazil and Argentina are being litigated. The actions in Mexico and Australia have been resolved.

Toyota is named as a defendant in an economic loss class action lawsuit in Australia in which damages are claimed on the basis that diesel particulate filters in certain vehicle models are defective. Toyota received an unfavorable judgment both in the primary court on April 7, 2022 and in the appeal court on March 27, 2023. The judgments included a finding that there was a perceived reduction in vehicle value of certain vehicle models. Toyota disagrees with the judgments and has filed an application for a further appeal. Other claims of economic loss in this class action lawsuit continue to be litigated at the court of first instance. In estimating the provision Toyota should record in the condensed quarterly consolidated financial statements as a result of the aforementioned judgments, Toyota has considered various factors including the legal and factual circumstances of the case, the contents of the judgments, and the views of legal counsel. The currently estimated probable economic outflow related to the class action is immaterial to Toyota’s consolidated financial position, results of operations and cash flows. At this stage, however, the final outcome and therefore ultimate financial liability for Toyota on account of this matter cannot be predicted with certainty.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Condensed Quarterly Consolidated Financial Statements

In April 2020, Toyota reported possible anti-bribery violations related to a Thai subsidiary to the SEC and the Department of Justice (“DOJ”), and is cooperating with their investigations. Investigations by governmental authorities related to these matters could result in the imposition of civil or criminal penalties, fines or other sanctions, or litigation. Toyota cannot predict the scope, duration or outcome of these matters at this time.

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, as well as intellectual property litigation, and is subject to government investigations from time to time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Therefore, for all of the aforementioned matters, which Toyota is in discussions to resolve, any losses that are beyond the amounts accrued could have an adverse effect on Toyota’s financial position, results of operations or cash flows.